Dear Clients,

I'm sending along this note that I've received from Parnassus Investments regarding a recent request to get your vote on two proposals. You may be receiving communications—some in the mail, some electronic, and some by phone—from them right now because you own shares in one or more of the Parnassus Funds. First, I want to assure you that I'm aware of these communications, and I know that the need for these votes is driven by regulatory requirements.

The proposals are related to Parnassus Investments' intention to partner with Affiliated Managers Group, Inc. (AMG). This partnership would require a change in ownership. Additionally, the Parnassus Funds Board is seeking to expand. While it can cause some alarm for financial firms to call in this day and age of privacy and fraud, their effort is well-documented in the media, on their website, on social media channels, and in literature they've recently produced.

What are the Proposals?

- **Expansion of the Board of Trustees**

The Parnassus Board of Trustees would like to expand its membership with the goal of increasing team knowledge and diversity of experience. While you may not have heard of the candidates prior to this proposal, Parnassus has communicated that the candidates were selected after an intensive search and interview process. Notably, their chairperson, Alecia DeCoudreaux, will continue to serve along with the existing board members. No one is being replaced.

- **Investment Advisory Contract**

You're being asked to vote on a new investment advisory contract. This is because there is a technical "change of control" from some of the current owners of Parnassus (such as the Dodson family) to a majority ownership by AMG.

What's important as you consider this proposal is this: There are no fee increases, no changes to the investment strategies or their names, no changes to the portfolio management teams, no changes to the investment process, and the existing supporting staff will maintain their roles.

- For the full proposal, click here.

Please vote!

Parnassus is only following up with those shareholders who have not yet cast their votes. The proxy solicitation process will continue until the firm receives the required number of votes on the proposals.

Voting only takes a few minutes. Here are their instructions:

- To vote, please follow the instructions on the communication you received. You will need either your e-delivery email or your proxy card to cast your vote.
- Votes can be cast by returning your proxy card or responding directly to the email.
- Votes can also be cast online using your "control number" which was included in your proxy mailing.
- You may also vote by phone with a live operator by calling toll-free 1-888-541-9895 Monday through Friday 9 a.m. to 10 p.m. Eastern time.

As Parnassus gets closer to the adjourned special meeting on September 28, shareholders who have not yet cast their votes will receive a follow-up letter that includes information on how to vote their shares.

I want to pass Parnassus's thanks and gratitude for taking time out of your busy day to vote and help conclude this important matter.

Thank you kindly.